________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Portugal Telecom, SGPS, S.A.
(Name of Subject Company (Issuer))
Sonae, SGPS, S.A.,
Sonaecom, SGPS, S.A.,
and
Sonaecom, B.V.
(Names of Filing Persons (Offerors))

Ordinary Shares, nominal value of €0.35 per share
(Title of Class of Securities)
ISIN: PTPTC0AM0009
(CUSIP Number of Class of Securities)
American Depositary Shares
(each representing one Ordinary Share)
(Title of Class of Securities)
737273102
(CUSIP Number of Class of Securities)

Andre Sousa	Luisa Ferreira
Sonae, SGPS, S.A.	Sonaecom, SGPS, S.A.
Lugar do Espido, Via Norte	Rua Henriqu Pousão, 432
4471-909 Maia, Portugal	4460-481 Senhora da Hora, Portugal
Tel: +351220121717	Tel: +351229572270
Copy to:
Scott V. Simpson
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street, Canary Wharf
London, E14 5DS, England
Tel: +44 (0)20 7519 7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$3,662,213,145.43	$391,856.80

*	Estimated solely for purposes of calculating the filing fee. The Transaction Valuation was calculated as the sum of (a) the purchase of the maximum number of Portugal Telecom ordinary shares, nominal value €0.35 per share, estimated to be held by U.S. holders (which, according to publicly available information, as of January 16, 2007 is estimated to be 248,348,320) at a price of €9.50 per ordinary share (converted into U.S. Dollars at the rate of €1.00 = $1.2926, the buying rate for Euro certified by the Federal Reserve Bank of New York for customs purposes on January 12, 2007) and (b) the purchase of the maximum number of Portugal Telecom American Depositary Shares (which, according to publicly available information, as of June 30, 2006, was 49,884,792) at a price of €9.50 per ordinary share (converted into U.S. Dollars at the rate of €1.00 = $1.2926, the buying rate for Euro certified by the Federal Reserve Bank of New York for customs purposes on January 12, 2007).

**	The amount of the filing fee, calculated in accordance with Section 14(g)(3) of the Securities Exchange Act of 1934, as amended, equals $107 per $1 million of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to an offer in the United States by Sonae SGPS, S.A. a sociedade anónima organized under the laws of Portuga1 (“Sonae”), Sonaecom, SGPS, S.A., a sociedade anónima organized under the laws of Portugal (“Sonaecom”), and Sonaecom, B.V., a private limited company organized under the law of the Netherlands and a wholly-owned subsidiary of Sonaecom (“Sonaecom B.V.”, and together with Sonae and Sonaecom, the “Purchasers”), to purchase for cash all outstanding ordinary shares, nominal value €0.35 each (“Ordinary Shares”), of Portugal Telecom, SGPS, S.A., a sociedade anónima organized under the laws of Portugal (“PT”), held by U.S. holders (defined as security holders resident in the United States pursuant to Rule 14d-1(d) under the Securities Exchange Act of 1934) and all outstanding PT American Depositary Shares, each representing one Ordinary Share, wherever such holders are located (“ADSs” and, together with the Ordinary Shares, the “PT Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 16, 2007 (the “Offer to Purchase”) and in the related ADS Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “U.S. Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Simultaneously with the U.S. Offer, Sonaecom and Sonaecom B.V. are offering in Portugal to purchase for cash all of the Ordinary Shares, excluding Ordinary Shares held by U.S. holders, and all of the class A shares, nominal value €0.35 each, of PT, at the same price as offered for the PT Shares in the U.S. Offer. This Schedule TO is filed on behalf of all the Purchasers.
ITEMS     1 through 9 and ITEM 11.
      As permitted by General Instruction F to Schedule TO, all of the information in the Offer to Purchase and the related ADS Letter of Transmittal and any amendment or supplement thereto related to the U.S. Offer hereafter filed with the Securities and Exchange Commission by the Purchasers, is hereby incorporated by reference in answer to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided herein.
ITEM 10.     Financial Statements.
      Not applicable.
ITEM 12.     Exhibits.

(a)(1)(A)	Offer to Purchase dated January 16, 2007
(a)(1)(B)	Form of ADS Letter of Transmittal
(a)(1)(C)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (ADSs)
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (ADSs)
(a)(1)(E)	Form of Notice of Guaranteed Delivery
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(G)	Summary Advertisement dated January 16, 2007
(a)(5)(A)	Sonaecom Investor Presentation: Overview of Offer dated January 15, 2007
(b)(1)	Cash Confirmation Facility dated January 12, 2007
(b)(2)	Undertaking to Pay dated January 12, 2007
(b)(3)	Common Terms Agreement dated January 12, 2007
(b)(4)	Form of Acquisition Facility Agreement
(b)(5)	English summary of Portuguese language commercial paper program between Sonae and Banco Comercial Português S.A. dated December 5, 2006
(b)(6)	English translation of Portuguese language Confirmation Letter dated January 12, 2007
(d)	Not applicable
(g)	Not applicable
(h)	Not applicable
ITEM 13.     Information Required by Schedule 13E-3.
      Not applicable.

SIGNATURES
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SONAE, SGPS, S.A.

By:	/s/ Belmiro Mendes De Azevedo

Name: Belmiro Mendes De Azevedo
Title: Chairman of the Board of Directors

By:	/s/ Ângelo Paupério

Name: Ângelo Paupério
Title: Director

SONAECOM, SGPS, S.A.

By:	/s/ Christopher Lawrie

Name: Christopher Lawrie
Title: Director

By:	/s/ Luís Reis

Name: Luís Reis
Title: Director

SONAECOM, B.V.

By:	/s/ Christopher Lawrie

Name: Christopher Lawrie
Title: Director

By:	/s/ Luís Reis

Name: Luís Reis
Title: Director
Date: January 16, 2007

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